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                               February 19, 2021

       David Rosa
       President and Chief Executive Officer
       NeuroOne Medical Technologies Corporation
       7599 Anagram Drive
       Eden Prairie, MN 55344

                                                        Re: NeuroOne Medical
Technologies Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed February 10,
2021
                                                            File No. 333-252951

       Dear Mr. Rosa:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. You appear to be registering the resale of warrants and units in addition to the resale of the common stock. Since
there does not appear to be a market for the warrants or the units at this time, please
disclose the offering price of the warrants and of the units, in accordance with Regulation S-K
Item 501(b)(3), at a fixed price. Also, we note that currently only the description of the
common stock is included in the "Description of Securities to be
                                                        Registered" portion of
the prospectus. Please also include the required description of the warrants and units in
accordance with Regulation S-K Item 202 in that section. If you only intend to register
the resale of the common stock, which is currently issued or issuable upon exercise
of the warrants, please revise to make that clear.
 David Rosa
NeuroOne Medical Technologies Corporation
February 19, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at 202-551-3635 or Jordan Metoyer at 202-551-6001 with any questions.



                                                           Sincerely,
FirstName LastNameDavid Rosa
                                                   Division of Corporation
Finance
Comapany NameNeuroOne Medical Technologies Corporation
                                                   Office of Life Sciences
February 19, 2021 Page 2
cc:       Emily Johns, Esq.
FirstName LastName